SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. [2])

CareAdvantage, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class and Securities)

14166N100

(CUSIP Number)

Barry Weinberg

c/o CW Group

1041 Third Avenue

New York, New York 10021

(212) 308-5266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP NO. 14166N100	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CW Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER No shares 8 SHARED VOTING POWER No shares 9 SOLE DISPOSITIVE POWER No shares 10 SHARED DISPOSITIVE POWER No shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 14166N100	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CW Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER No shares 8 SHARED VOTING POWER No shares 9 SOLE DISPOSITIVE POWER No shares 10 SHARED DISPOSITIVE POWER No shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 14166N100	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles Hartman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,073,488 8 SHARED VOTING POWER No shares 9 SOLE DISPOSITIVE POWER 2,073,488 10 SHARED DISPOSITIVE POWER No shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,073,488 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 14166N100	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Walter Channing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,073,488 8 SHARED VOTING POWER No shares 9 SOLE DISPOSITIVE POWER 2,073,488 10 SHARED DISPOSITIVE POWER No shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,073,488 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 14166N100	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Barry Weinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,073,488 8 SHARED VOTING POWER No shares 9 SOLE DISPOSITIVE POWER 2,073,488 10 SHARED DISPOSITIVE POWER No shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,073,488 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

Amendment No. [2]

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) In September 2004, CW Ventures II, L.P. (“CW Ventures”) notified the transfer agent of CareAdvantage, Inc. (the “Company”) that it was effecting a distribution of all shares owned by CW Ventures to its limited partners, on a pro rata basis, in the ordinary course of its business (the “Distribution”). Prior to the Distribution, CW Ventures was the direct beneficial owner of 37,617,420 shares (the “Shares”) of common stock, par value $.001 per share (the “Common Stock”), of the “Company,” representing approximately 37.7% of the outstanding shares of Common Stock of the Company, based on 99,794,152 shares of Common Stock outstanding as of July 15, 2004 as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

Under the definition of “beneficial ownership” in Rule 13d-3 of the rules and regulations under the Securities Exchange Act of 1934 (the “Act”), CW Partners and Messrs. Channing, Hartman and Weinberg may have been deemed to be the beneficial owners (together with CW Ventures) of the Shares because CW Partners is the general partner of CW Ventures (a limited partnership) and because Messrs. Channing, Hartman and Weinberg are the general partners of CW Partners (a limited partnership). CW Partners, Channing, Hartman and Weinberg, however, disclaimed beneficial ownership of the Shares other than the beneficial ownership attributable to their respective direct and indirect partnership interests in CW Ventures.

The Stockholder Agreement by and among Blue Cross and Blue Shield of New Jersey, Inc. (“BCBSNJ”), the Company and CW Ventures, dated as of February 22, 1996 has been terminated.

In connection with the Distribution, Messrs. Channing, Hartman and Weinberg each received 2,073,488 shares of Common Stock, or approximately 2% of the shares of the Common Stock outstanding as of July 15, 2004.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Shares beneficially owned by each of the Reporting Persons, see Rows 7-10 of the cover page for each such Reporting Person. See also the response to Item 5(a) above.

(c) In September, 2004, CW Ventures, which owned the Shares, notified the Company’s transfer agent that it was effecting a distribution of all of the Shares to certain of its limited partners, which, in the aggregate, amounted to approximately 37.7% of the shares of the Common Stock outstanding as of July 15, 2004.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Persons.

(e) Not applicable.

7

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 11, 2004

CW VENTURES II, L.P.

By:	CW PARTNERS III, L.P.,
General Partner

By:	/s/ Barry Weinberg
Barry Weinberg
General Partner

CW PARTNERS III, L.P.

By:	/s/ Barry Weinberg
Barry Weinberg
General Partner

*
Walter Channing

* *
Charles Hartman

/s/ Barry Weinberg
Barry Weinberg

*By:	/s/ Barry Weinberg
Barry Weinberg
As Attorney-in-Fact